UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42553

Baiya International Group Inc.

(Registrant’s Name)

Room 18022, Floor 18, 112 W. 34th Street

New York, NY 10120

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On January 14, 2026, Baiya International Group Inc. (the “Company” or the “Registrant”) received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”), informing the Company that it has regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules.

The Company had previously announced on August 11, 2025, that it was notified by Nasdaq on August 6, 2025 that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), as the closing bid price of the Company’s ordinary shares had been below $1.00 per share for more than 30 consecutive business days. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company had a compliance period of 180 calendar days, or until February 2, 2026, to regain compliance with Nasdaq’s minimum bid price requirement. On January 14, 2026, Nasdaq provided confirmation to the Company that for the last 10 consecutive business days, from December 30, 2025 to January 13, 2026, the closing bid price of the Company’s ordinary shares had been $1.00 per share or greater, that the Company has regained compliance with Listing Rule 5550(a)(2) and that the matter is now closed.

On January 14, 2026, the Company also received a letter from Nasdaq, informing the Company that it has regained compliance with requirement set forth in Rule 5550(b)(1) of the Nasdaq Listing Rules in lieu of Nasdaq Listing Rule 5550(b)(2).

The Company had previously announced on August 11, 2025, that it was notified by Nasdaq on August 6, 2025 that it was not in compliance with the minimum MVLS requirement set forth in Nasdaq Listing Rule 5550(b)(2), as our MVLS had been below $35 million for more than 30 consecutive business days. The letter also noted that the Company did not meet (i) the requirement for a minimum of $2.5 million in stockholders’ equity under Listing Rules 5550(b)(1) or (ii) the requirement for a minimum net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years under Listing Rule 5550(b)(3). In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company had 180 calendar days, or until February 2, 2026, to regain compliance pursuant to one of the three standards as set forth under Rule 5550(b)(1), Rule 5550(b)(2), or Rule 5550(b)(3). On January 14, 2026, Nasdaq provided confirmation to the Company that based on the Form 6-K, dated September 30, 2025, evidencing stockholders’ equity of $22,488,566, the Company has regained compliance with Listing Rule 5550(b)(1) and that the matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2026	BAIYA INTERNATIONAL GROUP INC.

	By:	/s/ Siyu Yang
Siyu Yang
Chief Executive Officer

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